UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metro One Telecommunications, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

59163F105
(CUSIP Number)

Kenneth D. Peterson Jr.
Columbia Ventures Corporation
203 SE Park Plaza Drive, Suite 270
Vancouver, WA 98684
360-816-1840
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59163F105	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth D. Peterson Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
(b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 2,612,000
OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 2,612,000
	9.	SOLE DISPOSITIVE POWER 2,612,000
	10.	SHARED DISPOSITIVE POWER 2,612,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.455%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 59163F105	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Ventures Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
(b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington State
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 2,612,000
OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 2,612,000
	9.	SOLE DISPOSITIVE POWER 2,612,000
	10.	SHARED DISPOSITIVE POWER 2,612,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.455%

14.	TYPE OF REPORTING PERSON CO
CUSIP No. 59163F105	13D	Page 4 of 6 Pages

         Kenneth D. Peterson Jr. (“Peterson”) and Columbia Ventures Corporation (“Columbia”) hereby file this Amendment No. 1 to amend and supplement the Statement on Schedule 13D originally filed on March 7, 2005 relating to Common Stock, no par value per share (“Common Stock”), issued by Metro One Telecommunications, Inc., an Oregon corporation (the “Issuer”). This Amendment No. 1 is being filed to reflect changes in beneficial ownership of the Reporting Persons since the date of the original Schedule 13D. As provided in the Joint Filing Agreement filed as an Exhibit to the original Schedule 13D, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, to file one statement on Schedule 13D (and amendments thereto) with respect to their ownership of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety to read as follows:

Columbia invested $3,702,060.16 of its working capital to acquire the 2,612,000 shares of Common Stock.

Item 4. Purpose of Transaction.

        Item 4 is hereby supplemented with the following information:

Mr. Peterson plans to meet with management from the Issuer in the near future. The Reporting Persons do not have any present plan or proposal for the Issuer. However, the Reporting Persons are reviewing a wide range of options for “enhancing shareholder value”.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety to read as follows:

As of the date hereof, Columbia is the direct beneficial owner of 2,612,000 shares of Common Stock, over which it has sole voting and sole dispositive power. This number represents 10.455% of the issued and outstanding shares of Common Stock, based on 24,984,026 shares issued and outstanding on March 1, 2005.

As of the date hereof, Peterson may be deemed to be the indirect beneficial owner of 2,612,000 shares of Common Stock, over which he has sole voting and sole dispositive power. This number represents 10.455% of the issued and outstanding shares of Common Stock, based on 24,984,026 shares issued and outstanding at March 1, 2005.

        The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Person during the past sixty days:

Reporting Person	Date	Amount Bought (Sold)	Price Per Share	Where and How Effected

Columbia	2/11/05	23,000 shares	$1.2936/share	Through Banc of America Securities (“BoA”)
Columbia	2/15/05	67,000 shares	$1.3616/share	Through BoA
Columbia	2/16/05	43,000 shares	$1.3447/share	Through BoA
Columbia	2/17/05	34,500 shares	$1.3686/share	Through BoA
Columbia	2/18/05	17,800 shares	$1.3794/share	Through BoA
CUSIP No. 59163F105	13D	Page 5 of 6 Pages

Columbia	2/22/05	82,000 shares	$1.4012/share	Through BoA
Columbia	2/23/05	59,200 shares	$1.4197/share	Through BoA
Columbia	2/24/05	29,400 shares	$1.4175/share	Through BoA
Columbia	2/25/05	351,950 shares	$1.3572/share	Through BoA
Columbia	2/28/05	208,710 shares	$1.4154/share	Through BoA
Columbia	3/01/05	112,340 shares	$1.4446/share	Through BoA
Columbia	3/01/05	3,000 shares	$1.43/share	Through BoA
Columbia	3/02/05	188,500 shares	$1.4345/share	Through BoA
Columbia	3/03/05	116,900 shares	$1.4304/share	Through BoA
Columbia	3/04/05	74,700 shares	$1.4359/share	Through BoA
Columbia	3/07/05	33,000 shares	$1.42150/share	Through BoA
Columbia	3/08/05	63,000 shares	$1.45970/share	Through BoA
Columbia	3/09/05	23,800 shares	$1.45960/share	Through BoA
Columbia	3/10/05	70,200 shares	$1.47290/share	Through BoA
Columbia	3/11/05	14,000 shares	$1.44877/share	Through BoA
Columbia	3/14/05	43,000 shares	$1.42368/share	Through BoA
Columbia	3/23/05	50,000 shares	$1.2699/share	Through BoA
Columbia	3/24/05	117,000 shares	$1.2922/share	Through BoA
CUSIP No. 59163F105	13D	Page 6 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2005	/s/ Kenneth D. Peterson Jr. Kenneth D. Peterson Jr.

Columbia Ventures Corporation By: /s/ Kenneth D. Peterson Jr. Its: Sole Shareholder, Director and Chief Executive Officer